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                             May 5, 2022

       Linan Gong
       Chairman
       TMT Acquisition Corp.
       500 Fifth Avenue
       Suite 938
       New York, NY 10110

                                                        Re: TMT Acquisition
Corp.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed April 21,
2022
                                                            File No. 333-259879

       Dear Mr. Gong:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form S-1

       Cover Page

   1. We note that some of your executive officers and directors are located in or have significant ties to
China/Hong Kong. Please revise the cover page to disclose that your executive officers' and
directors' ties to China and Hong Kong may make you a less
                                                        attractive partner to a
non-China or non-Hong Kong based target company, and discuss the impact this could
have upon your search for an initial business combination.
 Linan Gong
TMT Acquisition Corp.
May 5, 2022
Page 2

       Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                        Sincerely,
FirstName LastNameLinan Gong
                                                        Division of Corporation
Finance
Comapany NameTMT Acquisition Corp.
                                                        Office of Real Estate &
Construction
May 5, 2022 Page 2
cc:       Liang Shih, Esq.
FirstName LastName